SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2004

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No   X

UPM-Kymmene Corporation

Stock Exchange Release December 10,2004 at 12:00

Changes in UPM Converting Division, Business Presidents appointed

UPM’s Converting Division will consist of two businesses as of January 1, 2005. The two businesses are Labelstock Business and Speciality Coatings Business. The business presidents will report to Jussi Pesonen, President and CEO.

Heikki Pikkarainen has been appointed President of the Labelstock Business and member of UPM’s Executive Team as of January 1, 2005. The Labelstock Business consists of the self-adhesive labelstock manufacturer Raflatac and UPM Rafsec producing and developing radio-frequency identification (RFID) labels and cards. Mr Pikkarainen currently works as Vice President, Strategic Development for UPM.

Matti J. Lindahl has been appointed President of the Speciality Coatings Business as of January 1, 2005. The business consists of Walki Wisa, producing industrial wrappings, and Loparex, producing siliconized release materials. Mr Lindahl continues as UPM’s Executive Team member.

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

Helsinki Stock Exchanges

New York Stock Exchange

Main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2004	UPM-KYMMENE CORPORATION

	By:	/s/ Kari Toikka
Kari Toikka Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila Senior Vice President, Investor Relations